Form 51-102F1

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

Management’s Discussion & Analysis

Audited Financial Statements for the

Year ended December 31, 2006

The following discussion and analysis of the financial position and results of operations for ZAB RESOURCES INC. (formerly Bronx Ventures Inc.) (the “Company” or “Zab”) should be read in conjunction with the audited financial statements and the notes for the years ended December 31, 2006 and 2005 and which are prepared in accordance with Canadian generally accepted accounting principals.  The audited financial statements and notes thereto have been reviewed by the Company’s Auditor.  The following Management’s Discussion and Analysis have not been reviewed by the Company’s Auditor.

The following information is prepared as at April 26, 2007

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The Company is a junior mineral exploration company.

Zab is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Results of Operations

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock was consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

On March 19, 2007, the Company changed its name to Zab Resources Inc. and the Company’s capital stock was subdivided on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were delisted from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the trading symbol “ZABRF” on March 22, 2007.

All common shares and per share amounts have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 and, the 35:1 share consolidation, which took effect on January 17, 2005.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Mineral Property”).  Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Mineral Property, subject to a 1½% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Mineral Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Mineral Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.  In the spring of 2004, the Company commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”.  This report has been filed on www.Sedar.com by the Company.

On September 12, 2006, the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of the Company.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program  Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.zabresources.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.zabresources.com .

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5 % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.  As of December 31, 2006, the Company has received $65,000 in cash payments from Colt. On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt has been granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.  Upon Colt earning its 50% undivided interest in the Extra High Property, both Colt and the Company shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at the year ended December 31, 2006, the actual amount spent on the Extra High Property since acquisition totals $377,412 which consists of $90,000 in cash payments made to the Optionor, $13,949 in respect to cash payments for staking, assessment and miscellaneous costs, and $273,463 of exploration related expenditures incurred since acquisition.

During the year ended December 31, 2006 the Company staked online the following mineral properties:

1)

Blunt Mountain Property

The Blunt Mountain Property consists of 22 Mineral Tenures totaling 9,934.522 hectares located in the Omineca Mining Division, 25 km east southeast from Hazelton British Columbia. The size of the block is approximately 10 km x 9.9 km equaling approximately 99 square km. Elevations range from 1600m to 2100m. The center of the property is 6117000N, 613000E.  The Blunt Mountain Property was staked on April 18 and May 2, 2006 and the claims are valid for 1 year from their respective dates of acquisition.  The Blunt Mountain property is located over previously identified copper – molybdenum occurrences in a granitic stock.  The occurrences are documented in government reports from the late 1970’s and early 1980’s.

And,

2)

The Whiteman Property

The Whiteman Property consists of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia. The size of the block is roughly 3.5 km x 4.5 km and equals 17.37 square km. Elevations range from 800m - 1600m. The center of the property is 5564000N, 314000E.  The Whiteman property was acquired on May 12, 2006 and the claims are valid for 1 year from that date.  A total of 30 rock samples were collected and submitted to Eco-Tech Labs in Kamloops, B.C. for analysis.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of the Company.  Results from the analysis did not reveal sufficient molybdenum or other metal values to make the Whiteman Property worth doing more work on.  Mr. J. W. Murton has recommended that the Company allow the claims to lapse on their anniversary date.  As a result, the Company will follow up with Mr. J. W. Murton’s recommendation and will allow the claims to lapse.  The acquisition cost for the Whiteman property was $695 and the Company spent $4,162 in exploration related expenses for a total of $4,857.  At year-end, this amount was written off.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games software and the Company received 40%.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party, for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

been issued to the Company are restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any revenues whatsoever from Las Vegas with respect to the three card games software.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2006, the Company recorded Revenue of $219,160 as compared to $484,804 for the same period in 2005 which was generated from the Company’s former investment in the three card games software   The interest income was $496 as compared to $1,225 for the same period during 2005 reflecting a decrease in cash balances in the bank.  The loss before other items was $(351,457) as compared to income of $16,715 for the same period in 2005 due to the fact that total expenses increased to $570,617 from $468,089 during the same period in 2005 and also due to the fact that revenue generated from the Company’s former investment in the three card games software decreased to $219,160 from $484,804 for the year ended December 31, 2005.  Items which contributed to an increase in operating expenses, year over year were Management fees,  Salaries and benefits, Directors’ fees, Legal, accounting and audit, and Telephone .

During the year ended December 31, 2006, the Company recorded Net Income of $ 967,706 as compared to $180,718 for the corresponding period in 2005 as a result of the sale of the three card games software.   The basic and diluted earnings per common share was $0.05 as compared to a gain of $0.01 per common share during the same period in 2005.  The Company’s total assets were $1,971,465 as compared to $852,492 for the same period in 2005 which comprises cash and term deposits, accounts receivable, marketable securities, receivable from related parties, cash held on behalf of related party, Mineral Properties, Reclamation Deposit and Furniture and Equipment. Total Assets for the year ended December 31, 2006 increased mainly due to the increase in marketable securities which was mainly due to the sale by the Company of its investment in the three card games software and receiving common shares of Las Vegas as consideration.

For the year ended December 31, 2006, the Company had a working capital of $1,543,590 as compared to a working capital of $520,306 in the same period of 2005.

For the year ended December 31, 2006, the weighted average number of common shares was 19,241,150 as compared to 17,097,200 in 2005.

The Company is presently not a party to any legal proceedings whatsoever.

Fourth Quarter, (December 31, 2006)

During the three month [fourth quarter] period ended December 31, 2006, the Company had a net (loss) of $(187,460) or $(0.01) per share as compared to a net (loss) of (61,678) or $(0.16) per share for the same three month [fourth quarter] period ended December 31, 2005.

Operating costs increased to $158,982 as compared to $140,752 for the same period in 2005.

The Company’s fourth quarter revenue for the three month period ended December 31, 2006 was $0 (2005:$135,348) due to the sale of the Company’s investment in the three card games software.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities.

From time to time the Company has acquired, for investment purposes, securities of public companies.  The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

On May 5, 2006,  the Company sold its interest in the three card games software to Las Vegas, a related company, for a consideration of 6,670,000 common shares of Las Vegas.  As a result of this sale, the Company will no longer be entitled to receive any revenues whatsoever from the three card games software.

The Company has recently ceased generating revenues on a regular basis and will not generate any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

In respect to the Company’s Mineral Exploration Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s mineral properties.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2006:

For the Quarterly Periods ended:	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Total Revenues	$-	-	72,856	146,304
Income /(loss) before other items	(158,982)	(127,194)	(83,318)	18,037
Earnings / (loss) per common share before other items	(0.01)	(0.33)	(0.22)	0.05
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	0.04
Net income / (loss) for the period	(187,460)	(127,249)	1,262,759	19,656
Basic net earnings / (loss) per share	(0.01)	(0.33)	3.27	0.05
Diluted net earnings / (loss) per share	**n/a	**n/a	2.84	0.04

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

For the Quarterly Periods ended:	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Total Revenues	$135,348	131,768	115,328	102,360
Income / (loss) before other items	(5,404)	42,662	17,427	(37,970)
Earnings / (loss) per common share before other items	(0.01)	0.13	0.05	(0.11)
Fully diluted earnings / (loss) per common share before other items	**n/a	0.10	0.04	** n/a
Net income / (loss) for the period	(61,678)	42,661	18,028	181,707
Basic net earnings / (loss) per share	(0.16)	0.13	0.05	0.53
Diluted net earnings / (loss) per share	** n/a	0.10	0.04	0.40

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2006, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Option Agreement dated September 8, 2006 with Colt, a related party, the Company has received $65,000 as of December 31, 2006.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for Canadian Exploration Related Expenditures.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the year ended December 31, 2006, 1,200,000 share purchase warrants were issued at $0.05 per share expiring on December 31, 2007.   Warrant Holders exercised 1,875,000 flow-through warrant shares at a price of $0.04 per flow-through common share for total proceeds to the Company of $75,000 and 1,428,550 warrants exercisable at $0.14 per share expired on March 10, 2006 and July 20, 2006 respectively.

During the year ended December 31, 2006, no stock options were granted to Directors, Officers, Employees and Consultants.  Currently there are no stock options granted and outstanding.  If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at December 31, 2006, the Company had $57,144 in cash and term deposits as compared to $174,892 for the year ended December 31, 2005.  Working capital as at December 31, 2006 was $1,543,590 as compared to a working capital of $520,306 for the year ended December 31, 2005.  Marketable securities as at December 31, 2006 were $1,575,498 as compared to $301,095 for the year ended December 31, 2005.  As at December 31, 2006, the market value of the marketable securities was $1,575,498 as compared to $580,628 for the year ended December 31, 2005.  Accounts

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

receivable as at December 31, 2006 was $1,436 as compared to $15,358 for the year ended December 31, 2005, receivable from related parties as at December 31, 2006 was $5,196 as compared to $61,098 for the year ended December 31, 2005 and, Cash held on behalf of related party was $0 as compared to $1,218 for the year ended December 31, 2005.

As at December 31, 2006, the total assets of the Company was $1,971,465 (2005: $852,492) and the total liabilities was $95,684 (2005: $33,355).

During the year ended December 31, 2006, a net income of $967,706 was realized as compared to a net income of $180,718 for the corresponding period in 2005. This was mainly attributable to the sale of the Company’s investment in the three card games software to Las Vegas, a related party.

Trends

Due to global demand, prices of metals have appreciated significantly during the last few years.  It is generally expected that the worldwide demand for metals will continue for the foreseeable future.  Should this trend continue, it is expected that mineral prospects of merit will be more difficult and expensive to acquire.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.  As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent.  Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas.  The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games software and the Company received 40%.  For the year ended December 31, 2006, the Company’s share of revenues from the three card games software was $219,160 as compared to $484,804 in 2005.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have been issued to the Company are restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any revenues whatsoever from Las Vegas with respect to the three card games software.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2006, (2005:$300,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2007 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 1,428,550 units of the securities of the Company at the price of $0.07 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $0.105 per common share if

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

exercised during the first year and at the price of $0.14 per common share if exercised during the second year.  The warrants were unexercised and expired on July 20, 2006.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units have been issued to the Company.  On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas at $0.25 per share for a total cost of $75,000.

The Company intends to sell all of its Las Vegas securities in an orderly manner by December 31, 2007.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a related company.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.  Subsequent to the year ended December 31, 2005, the Company entered into a second Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.  As a result, the Company currently owns 2,500,000 common shares in the capital of Colt.  Colt is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and Colt’s shares are listed for trading on the CNQ stock exchange as of March 1, 2007.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 1,875,000 flow-through share units of the securities of the Company at a price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) for a period of twelve months at a price of $0.04 per flow-through warrant share of the Company.  During the year ended December 31, 2006, 1,875,000 flow-through warrant shares were exercised at $0.04 per flow-through common share for total proceeds to the Company of $75,000.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the year ended December 31, 2006, the Company has paid the sum of $33,750 plus G.S.T. to J. W. Murton & Associates.

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5 % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.  On October 31, 2006, Colt and the Company entered into an Amending Agreement whereby the date for incurring exploration expenditures and making the cash payment was extended to June 26, 2006.  As of the year ended December 31, 2006, Colt has made cash payments of $65,000 and has not incurred any exploration expenditures.  Upon Colt earning its 50% undivided interest in the Extra High Property, both Colt and the Company shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

On December 22, 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consists of common shares (the “flow-through shares”) of the Company that

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share for a period of twelve months.  All common shares and non-transferable warrants of the Company pursuant to this private placement financing have been issued.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit for fiscal 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees, officers, directors and consultants from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.  The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Annual (audited) Financial Statements of Operations and Deficit for the year ended December 31, 2006.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of April 25, 2007	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at April 25, 2007	22,280,300	Nil	N/A	N/A
Stock Options	-	Nil	N/A	N/A
Warrants	1,200,000	Nil	Cdn$0.05	December 30/07
Fully Diluted as at April 25, 2007	23,480,300	Nil	N/A	N/A

Subsequent Events

(a)

With respect to the Extra High Property Option Agreement dated September 8, 2006, Colt made a cash payment on March 1, 2007 of $68,770 to the Company representing the balance of Colt’s cash payment obligation under the Agreement.

(b)

On March 5, 2007, 300,000 flow-through share warrants were exercised by one director at $0.05 per share for total proceeds to the Company of $15,000.

(c)

The Company entered into an Amending Agreement with the Optionor dated April 16, 2007 which amends the Property Option Agreement dated March 26, 2004 whereby the Company shall only have to pay $60,000 to the Optionor on or before June 26, 2007 and the Company will not have to incur any further exploration expenditures on the Property in order to earn a 100% undivided interest in the Extra High Property, subject to a 1 ½% Net Smelter Returns Royalty.

(d)

Effective January 1, 2007, the Company no longer charges Las Vegas for payroll, however, effective as of March 1, 2007, Las Vegas invoices the Company $1,500 per month plus G.S.T. for office, accounting and administrative services.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company.

During 2007 the Company intends to initiate a listing of the Company’s common shares on the CNQ.  There are no assurances that a listing will eventually materialize.  If and when the Company’s common shares are listed for trading on the CNQ, then the Company’s common shares shall be dually listed on the CNQ in Canada and on the OTC Bulletin Board in the United States at which time it is anticipated that liquidity in the trading of the Company’s common shares shall increase from its current levels, hopefully resulting in new opportunities for the Company.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)